EXHIBIT 99.2
Form of Election
     As provided for in the Agreement and Plan of Reorganization dated as of April 13, 2006, as amended as of May 16, 2006 (the “Agreement”) among Trustmark Corporation and Republic Bancshares of Texas, Inc. (“Republic”), the undersigned shareholder of Republic elects to receive the consideration designated below for each share of the common and preferred stock of Republic held of record by the undersigned:
Mark Election
Desired:

________	1.	All Cash Election. I would like to be paid cash in the amount of $43.8089 for each of my shares of Republic common and preferred stock.

________	2.	All Stock Election. I would like to receive 1.3908 shares of the common stock of Trustmark for each of my shares of Republic common and preferred stock.

________	3.	Combination Election. I would like to be paid cash in the amount of $43.8089 for of my shares of Republic common and preferred stock and to receive 1.3908 of shares of Trustmark common stock for ___of my shares of Republic common and preferred stock.
     This Form of Election must be received at Republic on or before                     , 2006, which is the date of the Republic special shareholders’ meeting. Please send the Form of Election to the attention of R. John McWhorter, Republic Bancshares of Texas, Inc., 4200 Westheimer, Suite 101, Houston, Texas 77027.
     When shares are held by joint tenants, both are requested to sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title. If signed as a corporation, please sign full corporate name by authorized officer.
     Pursuant to the Agreement this Election is subject to pro-ration and adjustment, and a shareholder may receive a different proportion of Trustmark common shares and cash than is elected.

Shareholder	Date

Shareholder	Date
Form of Election
(Options)
     As provided for in the Agreement and Plan of Reorganization dated as of April 13, 2006, as amended as of May 16, 2006 (the “Agreement”) among Trustmark Corporation and Republic Bancshares of Texas, Inc. (“Republic”), the undersigned holder of options to purchase shares of the common stock of Republic elects to receive the consideration designated below for each share of the common stock of Republic acquired by the undersigned through the exercise of such options subsequent to the record date:
Mark Election
Desired:

________	1.	All Cash Election. I would like to be paid cash in the amount of $43.8089 for each such share of Republic common stock.

________	2.	All Stock Election. I would like to receive 1.3908 shares of the common stock of Trustmark for each such share of Republic common stock.

________	3.	Combination Election. I would like to be paid cash in the amount of $43.8089 for ___of such shares of Republic common stock and to receive 1.3908 of shares of Trustmark common stock for ___of such shares of Republic common stock.
     This Form of Election must be received at Republic on or before ___, 2006, which is the date of the Republic special shareholders’ meeting. Please send the Form of Election to the attention of R. John McWhorter, Republic Bancshares of Texas, Inc., 4200 Westheimer, Suite 101, Houston, Texas 77027.
     Pursuant to the Agreement this Election is subject to pro-ration and adjustment, and a shareholder may receive a difference proportion of Trustmark common shares and cash than is elected.

Shareholder	Date

Shareholder	Date